Filed by The Royal Bank of Scotland Group plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: ABN AMRO Holding NV

Commission File Number: 001-14624

Date: July 17, 2007

Important Information

In connection with the proposed Offer, RBS expects to file with the SEC a Registration Statement on Form F-4, which will constitute a prospectus, and the Banks expect to file with the SEC a Tender Offer Statement on Schedule TO and other relevant materials. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such documents, without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from RBS and the other Banks, without charge, once they are filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This communication includes certain “forward-looking statements”. These statements are based on the current expectations of RBS and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any statements related to the benefits or synergies resulting from a transaction with ABN AMRO and, without limitation, statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, satisfaction of any pre-conditions or conditions to the proposed Offer, including the receipt of required regulatory and anti-trust approvals, the successful completion of the Offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the proposed Offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets and the integration of such businesses and assets by RBS being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. RBS does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Merrill Lynch International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Fortis, RBS and Santander and as underwriter for Fortis, RBS and Santander, and is acting for no one else in connection with the proposed Offer, and will not be responsible to anyone other than Fortis, RBS and Santander for providing the protections afforded to customers of Merrill Lynch International nor for providing advice to any other person in relation to the proposed Offer.

The Royal Bank of Scotland plc, which is authorised and regulated in the United Kingdom by the FSA, is also acting as financial adviser to RBS and is acting for no one else in connection with the proposed Offer, and will not be responsible to anyone other than RBS for providing the protections afforded to customers of The Royal Bank of Scotland plc nor for providing advice to any other person in relation to the proposed Offer.

Any Offer made in or into the United States will only be made by the Banks and/or RFS Holdings directly or by a dealer-manager that is registered with the SEC.

The following is a transcript of remarks made by Sir Fred Goodwin, Group Chief Executive, Royal Bank of Scotland, during a media briefing on July 16, 2007.  A webcast of the media briefing was posted on RBS’s website on July 16, 2007.

TRANSCRIPT OF JULY 16, 2007 MEDIA BRIEFING WITH SIR FRED GOODWIN

SIR FRED GOODWIN (Group Chief Executive, Royal Bank of Scotland):  Good morning everybody and thank you very much for taking the trouble to call in.  As you will have read from the two press announcements, the latest one from the consortium and one from RBS, the consortium has restated its bid this morning following the Court decision on Friday.  The price for ABN AMRO remains the same.

Probably the simplest way to think of everything is that the bid is the same overall except that instead of buying the LaSalle business the consortium is acquiring the disposal proceeds of LaSalle.  From an RBS perspective we don’t get LaSalle and we have had to make a slight adjustment to our synergies in North America to reflect that fact, otherwise the deal is the same.

We are issuing considerably less equity as a result of this structure.  RBS is issuing about €5 billion of equity as compared to about €15 billion in this transaction otherwise it is the same, so we are happy to go forward with it.  It still remains attractive from a strategic perspective and very attractive from a financial perspective, as you will have seen from the numbers we published this morning.

It is probably best now, I have Guy Whittaker with me — Guy and I will be happy to try and answer any questions you have arising from this or anything more generally to do with the transaction — so probably the best use of time is if I now throw the call open to those questions.

MR. PHILIP ALDRICK (Daily Telegraph):  Hi, Fred!  I just wonder, could you just explain what exactly is in for RBS Shareholders, the logic of just getting this mid-sized investment bank, which clearly wasn’t the prize asset that you desired at the start?

And secondly, is LaSalle lost for good now or it is possible that you are going to go to Bank of America and buy the bits from BoA that you wanted originally?

SIR FRED GOODWIN:  Okay.  It is probably easier to deal with the last point first, although I think LaSalle has gone.  We don’t have any plans to go to Bank of America to buy anything, so that part of it I think is clear-cut, and is as a result of the Court decision on Friday.  It’s a pity, but there we are, we move on!

What’s in it for RBS Shareholders?  Well, the overall accretion of Group earnings by 7 per cent would appear to be quite an attractive outcome.  Bear in mind this transaction is round about half the size of the previous proposal and yet it is still lifting the entire Group’s earnings by over 7 per cent and indeed they are accretive more quickly than they were before, so it is still very attractive.  That’s the shortest answer to what’s in it for RBS Shareholders.

But in truth, what’s in it is much more than that.  We identified with the previous proposal three distinctive separate elements of what was attracting us here.  First and foremost and at top of that list, just to refresh your memory, was the global baking and markets business.  I would not describe it as a mid-sized investment bank and I think that grossly undersells it.

It is one of the few, and you have heard me saying this before, is one of the few cash management platforms that exist in the world and it is one of the most broadly spread corporate banking businesses in the would.  It certainly lacks scale in areas, it lacks product capability, and these are all things which RBS can bring to it.

So top of the list in our previous proposal was that business and it was where the bulk of our synergies were coming from and where the bulk of our synergies still come from, so we are very attractive to that, always have been and remain so.

The international retail businesses too are attractive, giving us opportunities for growth in a variety of different economies.  So two out of the three elements of what was there last time are still there, the financial metrics are very attractive and we need to issue less equity, so this still looks highly attractive from our RBS’s Shareholders perspective.

MR. ALDRICK:  But I assume you have sort of approached them and had conversations so you’ve got some clearance to go ahead with this?

SIR FRED GOODWIN:  I don’t think anybody gets clearance.  We only get clearances when we ask our Shareholders for a vote but our Shareholders have been highly supportive of the transaction, indeed, a number of them had already pointed out the fact that this looked very attractive even without LaSalle.

The one thing in all of our discussions, has been to the forefront since the outset, has been the question mark over LaSalle: we were either going to get LaSalle or not get LaSalle!  The Court was always going to make that decision and the Court made that decision last Friday.

The conversations we have been having with our Shareholders all along have pivoted around this issue of what if you get LaSalle and what if you don’t?  It has always been our preference to get LaSalle but we didn’t get it.  It doesn’t undermine at all the rationale for the rest of the transaction.

MR. ALDRICK:  Thanks very much, Fred.

MS. JANE CROFT (Financial Times):  Hello.  I just want to ask really what kind of conversations, or any, or if you have had any approach at all to the Board of ABN on this, on your revised offer?

SIR FRED GOODWIN:  Well, other than I spoke to Arthur Martinez and Rijkman Groenink on Friday and over the weekend to give them a “heads-up” that this was coming along.  We had assurances from them that this will be dealt with, that there was a level playing field here and the bids would be considered in that context, and on that basis we are happy to table this bid today.

MS. CROFT:  Okay.  But there are no other talks or conversations planned?

SIR FRED GOODWIN:  Well, let’s see.  In fairness, they have only had this on the table since this morning so we will see where it goes.  They will want time to think about it and no doubt discuss it with their advisers.

MS. CROFT:  Okay.  Thanks.

MR. JASON FLYNN (Wall Street Journal):  Hello.  Further to the last question, what kind of expectations do you have that this Revised Offer, which is clearly superior in financial terms to Barclays, will actually get a recommendation and is there any scope for further negotiations on terms and conditions to get such a recommendation?

SIR FRED GOODWIN:  Well, it will be interesting to see, Jason.  It feels very much as if the ball is in ABN’s court in that respect.  I think, as you highlight yourself, that it is clearly superior from a financial perspective.  We have had discussions ‘over the piece’ with ABN and have had an indication that the other questions have by and large been answered by consortium.

But this has been on the table now for a matter of hours.  I think the ABN, well, I am assuming the ABN Board - given that they have confirmed there is going a level playing field here - will want to sit down and evaluate this.  But ultimately whether the question of a recommendation coming will be for them; it’s not something that I can command or control, that process.

MR. FLYNN:  And is there some scope for further negotiation if they want certain adjustments to the bid, perhaps in terms and conditions?

SIR FRED GOODWIN:  Let’s wait and see.  If there are things that can be sensibly changed in the interest of moving forward constructively then we would be foolish not to look at them.  But let’s wait until that happens.  I think it is wrong to try and pre-empt that at this stage but, all things being equal therefore, we will be open for reasonable discussion.

MR. CARRICK MOLLENKAMP (Dow Jones):  Sir Fred, good morning.  Just to be clear, there is no difference now in the assets beyond LaSalle that RBS is getting.  Is that right?  In other words, for the Business Unit Netherlands that stays in Fortis’ purview.  Is that correct or is there any further shifting?

SIR FRED GOODWIN:  No, there is no shift from where we were before, Carrick.  In relation to Business Unit Netherlands it all goes to Fortis except for the very sort of largest customers.  In rough terms, and Guy will correct me if I am wrong, but it is about €1.1 billion profit that Division makes; the bit we get amounts to about €65 million or thereby.

Just to give you a sense of proportion as to exactly where the cut gets made, we will work with Fortis to see where it makes most sense, but for the very biggest customers in there they won’t have the infrastructure to deal with them properly, in the same way as we wouldn’t have the infrastructure to deal with the smaller customers in the Netherlands.  So there will be a classical point at which the distinction gets made and thereafter any adjustment to price will get made and the consortium arrangements allow for that.  It won’t be a big adjustment though.

MR. MOLLENKAMP:  Okay.  And maybe a question for Guy?  Can you just walk through the numbers if the RBS share ratio drops and the cash comes out, and I’m clear that RBS essentially is buying the LaSalle sale cash, but in the short term where is the differential made up if that ratio drops down?  Can you walk me through that?

MR. GUY WHITTAKER (Group Finance Director):  I will try to but I am not exactly sure I understood the question fully.  But the financing of the deal is a little over €5 billion in equity, a little over €5 billion in deferred, and then the balance in a mixture of senior debt short term and long term.  Obviously the shorter term stuff essentially is funding the cash proceeds that will come with the sale of LaSalle for the period of time that they remain within ABN and before they can be dividended out to us.

MR. MOLLENKAMP:  Okay.   But if share part is dropping down, right, but the cash is coming, the increased cash - the consortium would presumably not get access to the LaSalle cash until the purchase is completed - in the short term how is the cash increase going from 79 per cent to 93 per cent?

MR. WHITTAKER:  We will be buying ABN with the cash proceeds of the BoA sale in it.  We will be using ostensibly short term cash just for the period that it remains within ABN before it is dividended out.

MR. MOLLENKAMP:  That’s all I was trying to get at.  Okay.  Just a short term cash bridge, just until the deal is completed?

MR. WHITTAKER:  Yes, exactly, and then post-completion until we can dividended it out.

MR. MOLLENKAMP:  Okay.  Thank you.

MR. CHRISTIAN BAGSELL (Financiere Dagsblad) [?}:  Good afternoon.  Can you explain why RBS is still leading in the consortium relating to the regulatory procedure?

SIR FRED GOODWIN:  Surely!  If you look at the whole ABN AMRO Group it operates in some 53 or thereby countries and in the vast majority of those RBS is acquiring the business, so from a regulatory perspective we have the most interaction with regulators.  Also if you look at the business in the Netherlands, the most complex part of the business, the wholesale business and the cash management platform and all that that goes with that, the treasury, is coming to RBS, so it makes sense for us to lead that.

If you were thinking of it perhaps in terms of like a wiring diagram it is much easier to see how you can separate out the piece that goes to Fortis and that goes to Santander rather than turning it around and seeing how you would begin to start separating out the very complex global whole bank and all the international retail businesses.  That’s why we would lead on it.

I think, and always another consideration albeit it is not the determining one, is the fact that we have been working on this basis with the regulators and it seems by far the most straightforward way ahead to carry on doing that.  We were encouraged by the regulators to come up with this approach and having had that encouragement and having done so it seems by far the best way to carry on - for all those reasons!

BAGSELL:  Okay.  Thank you.

MR. OLIVIER CORTEL (FX):  Hello.  Do you expect any response from Barclays like trying to sell more assets to get cash for increasing this offer?

SIR FRED GOODWIN:  So far as Barclays is concerned, I guess that really a question for them as to what they propose to do at this point.  I’m sure we will find out in due course.  As far as ABN is concerned, we would expect to hear from the ABN Board once they have had a chance to look at this proposal.

To say again, we have been reassured by the ABN Board, or both ABN Boards, that the offer will be treated and there will be a level playing field, so in that context we would expect to hear from them at some point.  Seeing that they have only had a few hours to look at it so far, it’s a bit early to be expecting that.

MR. CORTEL:  Thank you.

MR. PHILIP ALDRICK (Daily Telegraph):  Hi!  Just on the financing of the deal, is there not a little bit of risk involved because the markets are particularly jittery now and because this has to be put to Shareholders, the Shareholder vote etc., that there are some greater concerns with the financing of your deal than the Barclays deal?  Are you reassured and can you reassure ABN that financing is okay?

SIR FRED GOODWIN:  Funnily enough, I think one of the things that ABN have acknowledged to us was that financing, their questions on financing, had been answered.  Our financing is underwritten, if you remember ...

MR. ALDRICK:  Yes!

SIR FRED GOODWIN: … and unconditionally underwritten.  It seems to me that there are still plenty of deals getting financed out in the market as a matter of fact, and most of them involving organisations whose credit rating and standing is not as good as the banks here, so financing doesn’t strike me as an issue.

As far as Shareholder votes are concerned, well yes, we need to get Shareholder votes.  All of our EGMs are scheduled and take place by the beginning of August; Barclays too needs to get Shareholder approval for its transaction.

No-one would ever take Shareholder approval for granted, but certainly from the consortium’s perspective we have been very encouraged by the feedback we have been getting from our Shareholders.  I think today’s transaction, the metrics we have put out in there into the market today, would similarly be seen by our Shareholders as very attractive, so we would hope to secure their support.

MR. ALDRICK:  Thanks, Fred.  It might seem a little irrelevant, but I was just curious: if LaSalle had never been on the table at all would you have been interested in this bid or would you have teamed up with the consortium or led the consortium?

SIR FRED GOODWIN:  Put yourself in that place, Phil!  You would expect me to say yes, I think I would say yes, but to be honest I don’t know.  The fact of the matter is that this has emerged in this way.  We certainly feel attractive to the businesses that are there.

 You would have seen our earlier presentation that we put out where we set out the three elements of what we thought we were getting, and you see the overwhelming attractions of this global markets business.

If you look at its products and the complementarity of its strength versus our strength we would be top five in practically everything we sell in that business, and in terms of relationships with large corporates and financial institutions we would be very strong indeed.  We would be number one in Europe, number one in the UK, number five in Asia and number five in the United States — that is an extraordinarily compelling business.

The bulk of our synergies have always come that Division, so it feels to me that’s something — and the uniqueness of the cash management platform — that’s something I think we would always go after.  It is just such a unique opportunity.  I also said at the outset and I say again, we don’t need to do this transaction, we are doing this because we want to do it.

MR. ALDRICK:  Okay.  Thanks very much.

MS. CHRISTINE SEIB (The Times):  Hi!  I’ve just got one question and that’s about the way you’ve changed or revised the synergies you are anticipating in North America.  I’ve got a set of slides that you gave in a background briefing for the media and, if I am reading it correctly, it shows that you were expecting €820 million worth of synergies to come from the combination of Citizens and LaSalle.  Can you tell me how that figure might have changed?

SIR FRED GOODWIN:  That figure comes out now.  We are not acquiring that business.

MS. SEIB:  So there is none of that figure at all.  Does that mean then — you were anticipating €2.9 billion worth of synergies — does that mean that figure now comes down to the numbers in your press release which are the cost savings of €1.2 billion and the net revenue benefits of €481 million?

SIR FRED GOODWIN:  No, there is another reduction there which is we have taken some further synergies out because there is a bit of ABN business in North America, Business Unit North America, which we would anticipate receiving.

MS. SEIB:  Okay, I see.

SIR FRED GOODWIN:  Business Unit North America does a lot of business with LaSalle.  Were we acquiring the whole thing there would be further synergies there; on the basis that we now assume — well, the Bank of America will own LaSalle — some of those disappear as well, so we have taken those out of the figures also.

MS. SEIB:  So effectively the changed figure is from €2.9 billion to €1.2 billion, plus the €481 million?

MR. WHITTAKER:  Fred, shall I just run through the numbers just to be perfectly clear?  It was about €2.940 billion the original synergy total, about €840 million of that came out purely attributable to LaSalle; additional €300 million which were the synergies attributable to the combination of our wholesale business in North America with the expanded corporate and commercial banks of LaSalle, so €300 million comes out, which then gets you down to a total now of €1.8 billion.

MS. SEIB:  Okay.  Thank you.  That’s exactly what I want to know.

MS. JANE CROFT (Financial Times):  Hi!  I just wanted to ask how you think Barclays will respond to your bid, as traditionally you would expect them to respond and to sweeten their offer somehow

SIR FRED GOODWIN:  I think that should be one for John and, to be honest, I am sure he has been thinking about it.  I don’t think it will come as a surprise to anyone that we are still here; we have put a bid on the table.  I am sure he has been giving a lot of thought to the position and no doubt we will find out in due course what he intends to do.

MS. CROFT:  Would you be very surprised if they walked away, for example?

SIR FRED GOODWIN:  I think we’ll just wait and see what they do!  I am just working on the basis that we will hear when we hear.

MS. CROFT:  Thank you.

OPERATOR:  As there are no further questions, I would like to hand back the call to Sir Fred for closing remarks.  Thank you.

SIR FRED GOODWIN:  Thank you.  Thanks everyone for calling in and for your questions.  I’m sure there will be others during the course of the day and we will be happy to try and answer those as well.

But in simple terms it is the same deal as before, the same price as before.  All of the attractions of the previous deal are there except that LaSalle isn’t there, and instead of acquiring the business of LaSalle we acquire the cash proceeds, and we’ve made some adjustments to reduce our synergies accordingly.  It remains very attractive and very accretive to our own Shareholders and something we are enthusiastic about pursuing.

So, thanks for the call and we will be happy to try and answer any follow up questions.  Bye for now!

(End of conference call)